SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter 2013

Revenue

Fourth quarter revenue increased 26.4% to $168.1 million from $132.9 million in the fourth quarter 2012.

Americas’ revenue increased 15.8% to $72.7 million from $62.8 million; Western Europe revenue increased 37.8% to $71.6 million from $51.9 million; Asia-Pacific revenue was $14.8 million compared to $11.6 million in the fourth quarter 2012. CEMEA revenue was $9.0 million compared to $6.6 million in the fourth quarter 2012.

The following table sets forth each region’s contribution to total revenue and a comparison with the fourth quarter 2012 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	December 31, 2012	December 31, 2013
The Americas	47.2%	43.2%	15.8%
Western Europe	39.1%	42.7%	37.8%
Asia-Pacific	8.7%	8.8%	27.8%
Central & Eastern Europe, Middle East & Africa	5.0%	5.3%	36.1%
Total	100.0%	100.0%	26.4%

Revenue increase was driven by Western Europe and the Americas with continued growth in household penetration in the U.S., France and Germany and demonstrated by the growing number of Soda Makers and Consumables. Asia-Pacific’s revenue increase was mainly attributable to Australia and Japan and CEMEA’s revenue increase was mainly due to Czech Republic and Israel.

Soda maker unit sales increased 39% to 1.5 million from 1.1 million in the fourth quarter 2012 mainly driven by the growth in France, the U.S. and Germany. CO2 refill unit sales increased 25% to 5.4 million; and flavor unit sales increased 32% to 9.8 million.

Gross Margin

Gross margin in the quarter was 42.4% compared to 53.0% for the same period in 2012. The decline was primarily attributable to lower average sell-in prices due largely to year end discounting and promotions, higher costs as the result of moving product between markets and channels combined with an increase in bundled promotional packs, a shift in product mix versus plan including lower CO2 refills and unfavorable changes in foreign currency exchange rates.

Sales & Marketing

Sales and marketing expenses totaled $56.2 million, or 33.5% of revenue, compared to $52.8 million, or 39.7% of revenue for the fourth quarter 2012.Additional expenses are attributable to revenue growth and to our newly acquired Italian distributer.

Selling expenses within sales and marketing amounted to $28.0 million, or 16.6% of revenue, compared to $22.7 million or 17.0% of revenue in the fourth quarter 2012. Advertising and promotion expenses were $28.3 million, or 16.8% of revenue in the quarter, compared to $30.2 million or 22.7% of revenue in the fourth quarter 2012.

General & Administrative

General and administrative expenses for the fourth quarter 2013 were $12.5 million, or 7.4% of revenue, compared to $10.2 million, or 7.6% of revenue in the comparable period of last year. The increase was mainly due to higher share-based compensation expense of $2.8 million in the quarter, compared to $1.9 million in the fourth quarter 2012, additional expenses related to our newly acquired Italian distributer as well as additional infrastructure to support growth, partially offset by a reduction in all other general and administrative expenses.

Operating Income

Operating income decreased 66.7% to $2.6 million, or 1.6% of revenue, compared to $7.9 million, or 5.9% of revenue in the fourth quarter 2012.

Tax Expense

Tax expense was $324,000 compared to tax expense of $78,000 in the fourth quarter 2012. The tax expense in the fourth quarter 2012 reflected the reduction in past-years’ tax provisions.

Net Income

Fourth quarter 2013 net income on an IFRS basis was $0.7 million, or $0.03 per share, based on 21.5 million weighted shares outstanding compared to net income on IFRS basis of $7.5 million, or $0.36 per share, based on 21.0 million weighted shares outstanding in the fourth quarter 2012.

Excluding share-based compensation expense, adjusted net income was $3.5 million, or $0.16 per diluted share, compared to adjusted net income of $9.4 million, or $0.45 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact of approximately $1.5 million on revenue mainly due to a 5% strengthening of the Euro against the U.S. dollar average rate in the quarter compared to the fourth quarter 2012, partially offset by a devaluation of other currencies including the Australian dollar, the Canadian dollar and the South African Rand.

On the other side, approximately 68% of costs and expenses are denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which exchange rate increased 9% vs. its average rate in Q4-2012.

As a result, FX had a negative impact on the operating income of approximately $5.8 million.

Full Year 2013

Revenue

Full year revenue increased 29.0% to $562.7 million from $436.3 million in 2012.

Americas’ revenue increased 38% to $218.2 million from $157.7 million; Western Europe revenue increased 31% to $268.4 million from $204.3 million; Asia-Pacific revenue increased 3% to $43.6 million from $42.4 million; and CEMEA revenue increased 2% to $32.5 million from $31.9 million.

The transfer to self-distribution in Italy contributed approximately $1.1 million to revenues for the year.

The following table sets forth each region’s contribution to total revenue and a comparison with 2012 (percentage):

Region	Portion of the revenue in year ended		Revenue increase between periods
	December 31, 2012	December 31, 2013
The Americas	36.1%	38.8%	38.3%
Western Europe	46.9%	47.7%	31.4%
Asia-Pacific	9.7%	7.7%	2.8%
Central & Eastern Europe, Middle East & Africa	7.3%	5.8%	1.8%
Total	100.0%	100.0%	29.0%

The Americas’ revenue increased following the continued growth in household penetration in the U.S. Western Europe revenue increased due to increased sales in Germany, France and Italy. Asia Pacific revenue increased due to increased sales in Australia and South Korea. CEMEA revenue increased due to increased sales in Israel.

Soda maker unit sales increased 27% to 4.4 million from 3.5 million. CO2 refill unit sales increased 30% to 21.5 million; and flavor unit sales increased 22% to 34.3 million. Both CO2 refill and flavor sales unit increases reflect growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

Annual gross margin was 50.7% this year compared to 54.0% in the prior year. The decline was primarily attributable lower sell-in prices and higher product costs, a shift in product mix versus plan, and unfavorable changes in foreign currency exchange rates.

Sales & Marketing

Sales and marketing expenses increased by 21.8% to $186.3 million, or 33.1% of revenue, compared to $153.0 million, or 35.1% of revenue in 2012.

Selling expenses within the sales and marketing expenses amounted to $99.8 million or 17.7% of revenue, compared to $78.7 million or 18.0% of revenue in the full-year 2012. Advertising and promotion expenses were $86.5 million or 15.4% of revenue in the year, compared to $74.3 million or 17.0% of revenue in the full-year 2012.

General & Administrative

General and administrative expenses for the year were $50.4 million, or 8.9% of revenue, compared to $37.8 million, or 8.7% of revenue in 2012. The 20 basis point change was mainly due to Share-based compensation.

Share-based compensation expense in the full-year amounted to $11.0 million, compared to $6.2 million in 2012. Excluding the share-based compensation expense, general and administrative expenses were 7.0% of revenue in the year, compared to 7.2% in the full-year 2012.

Operating Income

Operating income increased to $48.9 million, or 8.7% of revenue compared to $45.5 million, or 10.4% of revenue in 2012.

Tax Expense

Tax expense was $4.7 representing a 10.0% effective tax rate compared to $0.7 million or a 1.7% effective tax rate in 2012. The relatively low effective tax rate in 2012 was primarily attributable to an adjustment of tax provision that resulted from agreements with the tax authorities in some of our jurisdictions.

Net Income

2013 net income on an IFRS basis was $42.0 million, or $1.96 per share, based on 21.4 million weighted shares outstanding, compared to net income on IFRS basis of $43.9 million, or $2.09 per share, based on 21.0 million weighted shares outstanding in 2012.

Excluding share-based compensation expense, adjusted net income was $53.0 million, or $2.48 per diluted share, compared to adjusted net income of $50.0 million, or $2.39 per diluted share in 2012.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact of approximately $3 million on revenue in 2013 compared to 2012, mainly due to the strengthening of the EUR against the USD. Approximately 62% of revenue was in non-USD currencies, most of which were currencies used also in 2012, mainly the EUR. On the other hand, changes in FX had a negative impact of approximately $8.7 million on operating income in 2013 compared to 2012, mainly due to the strengthening of the Israeli Shekel. Approximately 67% of the costs and expenses were also in non-USD currencies, mainly the Israeli Shekels and the EUR.

Balance Sheet

As of December 31, 2013, the Company had cash and cash equivalents and bank deposits of $40.9 million compared to $62.1 million at December 31, 2012. The decrease was primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business. As of December 31, 2013, the Company had $15.5 million of bank debt mainly for financing the investment in our new production facility, compared to no bank debt as of December 31, 2012.

As of December 31, 2013, working capital increased by $60.3 million to $155.4 million from $95.1 million as of December 31, 2012. Inventories increased by $28.0 million to $140.7 million as of December 31, 2013 from $112.7 million as of December 31, 2012, a 24.9% increase, mainly due to the increase in revenue and the additional inventory in Italy. Accounts receivable increased 43% vs. December 31, 2012 reflecting higher share of VAT included in the accounts receivable balance, due to higher portion of European revenue in the fourth quarter, and higher portion of revenue in the second half of the fourth quarter 2013 vs. fourth quarter of 2012.

Compared to September 30, 2013, working capital decreased by $11.6 million to $155.4 million from $167.0 million. Inventories decreased by $17.3 million to $140.7 million from $158.0 million.